Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pzena Investment Management, Inc.:

We consent to the use of our reports dated March 12, 2014, with respect to the consolidated statements of financial condition of Pzena Investment Management, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus and registration statement on Form S-3 of Pzena Investment Management, Inc.

/s/ KPMG LLP

New York, New York

March 28, 2014